SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:
WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC. 1 Bank Plaza Wheeling, WV 26003

WesBanco, Inc. KSOP

Table of Contents

Signatures...    3

Report of Independent Registered Public Accounting Firm..................................................................................................................................................................................................   5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005..........................................................................................................................................................   6

Statements of Changes in Net Assets Available for Benefits for the years ended

    December 31, 2006 and 2005...   7

Notes to Financial Statements...    8

Supplemental Schedules:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year).........................................................................................................................................................................................   16

Schedule H, Line 4j — Schedule of Reportable Transactions................................................................................................................................................................................................   17

Exhibits:

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm.....................................................................................................................................................................   18

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 25, 2007	/s/ Robert H. Young
Robert H. Young
Executive Vice President and Chief Financial Officer

Audited Financial Statements and Supplemental Information WesBanco, Inc. KSOP Years ended December 31, 2006 and 2005 with Report of Independent Registered Public Accounting Firm Thereon

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the WesBanco, Inc. KSOP

We have audited the accompanying statement of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and reportable transactions for the year ended December 31, 2006  are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 20, 2007

WesBanco, Inc. KSOP

          Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments:
Registered investment companies	$ 22,336,175	$ 21,292,508
WesBanco common stock	19,135,150	20,621,177
Cash and short-term investments	18,602	24,283
Participant loans	408,263	49,004
Total investments	41,898,190	41,986,972

Contributions receivable Employees	146,038	63,199
Contributions receivable Employer	85,345	79,029
Accrued dividends	151,560	179,431
Total assets	42,281,133	42,308,631

Liabilities
Accrued liabilities	83	15
Net assets available for benefits	$ 42,281,050	$ 42,308,616

See accompanying notes.

WesBanco, Inc. KSOP

          Statements of Net Assets Available for Benefits

	Years Ended December 31
	2006	2005
Additions
Investment income:
Interest and dividends	$ 1,709,914	$ 1,051,965
Net appreciation in fair value of investments	2,960,519	341,985
Total investment income	4,670,433	1,393,950

Contributions:
Employer	1,210,320	1,503,100
Employees	2,302,266	2,594,826
Total contributions	3,512,586	4,097,926

Total additions	8,183,019	5,491,876

Deductions
Distributions to participants	8,206,390	7,878,204
Other expense	4,195	15,271
Total deductions	8,210,585	7,893,475

Transfers from other plans	–	10,595,832

Net (decrease) increase	(27,566)	8,194,233

Net assets available for benefits:
Beginning of year	42,308,616	34,114,383
End of year	$ 42,281,050	$ 42,308,616

See accompanying notes.

WesBanco, Inc. KSOP

 Notes to Financial Statements

  December 31, 2006 and 2005

1. Plan Description

WesBanco, Inc. (WesBanco) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southwestern, central, and eastern Ohio, and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco. The Plan includes an employee stock ownership plan (ESOP), and a contributory 401(k) profit sharing plan.  PNC Bank, N.A. (PNC) is the trustee and recordkeeper of the KSOP Plan. Trustee fees may be paid by the Plan or the Plan Sponsor (WesBanco) at the discretion of the Plan Sponsor.

Employee Stock Ownership Plan

Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock. The ESOP makes contributions to participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation, but cannot exceed the lesser of $44,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions. Generally, terminations of employment for reasons other than death, normal retirement, or permanent disability prior to completion of five years of service result in forfeiture. Forfeitures of terminated nonvested account balances at December 31, 2006 and 2005, totaled $34,160 and $78,938 respectively.

WesBanco, Inc. KSOP

 Notes to Financial Statements (continued)

1. Plan Description (continued)

The ESOP in the past maintained a revolving line of credit with WesBanco Bank and used the proceeds of the loan to buy WesBanco common stock. The ESOP held the common stock in a suspense account until principal payments were made on the loan. As loan payments were made, an amount of common stock was released from the suspense account and allocated to the accounts of the participants based on each participant’s compensation. The borrowing was collateralized by the unallocated shares of stock and periodic payments were guaranteed by WesBanco. The lender has no rights against the shares once they are allocated under the ESOP. At December 31, 2006, the KSOP held 570,687 shares of WesBanco common stock, of which all the shares were allocated to specific employee accounts. The revolving line of credit was paid off in 2005 upon allocation of all remaining shares held in suspense, and was subsequently terminated. The Bank has no current intention of purchasing or issuing shares for the ESOP portion of the Plan or negotiating a new line of credit for such purpose.

401(k)

The 401(k) provides for salary deferral and matching employer contributions. An employee who has completed 60 days of service after attaining 21 years of age shall become a participant of the 401(k) the first day of each calendar month. Eligible employees can invest the employee deferral, employer matching, and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employee matching, and rollover accounts. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Employer matching contributions may be paid to the Trust in cash or shares of WesBanco common stock, as determined by the Board. For the year ended December 31, 2006 and 2005 the matching contributions are equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. The amount of the contribution was not greater than the amount permitted by federal law. Participants may redirect any employer matching contributions made in common stock into other registered investment funds. Effective March 31, 2007 participants may elect to redirect a portion of the prior ESOP allocated stock.

WesBanco, Inc. KSOP

 Notes to Financial Statements (continued)

1. Plan Description (continued)

Effective January 4, 2006, the Plan added five new investments funds including, the Third Avenue Value Fund, T. Rowe Price Target Retirement 2010 Fund, T. Rowe Price Target Retirement 2020 Fund, T. Rowe Price Target Retirement 2030 Fund, and T. Rowe Price Target Retirement 2040 Fund. Also in 2006 the Federated Capital Appreciation Fund was liquidated and replaced by the Davis NY Venture Fund. Effective in January, 2007 The Plan replaced the WesMark Small Company Growth Fund and the WesMark Balanced Fund with the Fidelity Advisor Small Cap Fund and the American Balanced Fund. The Plan was amended to allow participants an option to reinvest dividends from WesBanco Common Stock or to opt to receive the dividends as cash payments and also amended to add a loan feature. A participant may borrow from the plan subject to certain restrictions.

On August 31, 2004, WesBanco completed the acquisition of Western Ohio Financial Corporation (Western Ohio). As a result of the acquisition, the Western Ohio Savings 401(k) Plan was closed to new contributions, and based on eligibility dates, all new Western Ohio participants were automatically enrolled in the WesBanco KSOP Plan. Effective January 5, 2005, Western Ohio’s plan was merged with and into the WesBanco KSOP Plan. Western Ohio’s 401(k) Plan had assets totaling approximately $1.2 million as of the date of transfer. On January 3, 2005, WesBanco completed the acquisition of Winton Financial Corporation (Winton Financial). As a result of the acquisition, the Winton Financial Savings 401(k) Plan was closed to new contributions, and based on eligibility dates, all new Winton Financial participants were automatically enrolled in the WesBanco KSOP Plan. Effective April 1, 2005, Winton Financial’s plan was merged with and into the WesBanco KSOP Plan. Winton Financial’s 401(k) Plan had assets totaling approximately $9.4 million at the date of transfer.

 2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis, except for distributions to participants that are recorded when paid. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

WesBanco, Inc. KSOP

 Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time. In the event the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and nonforfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

3. Transactions With Parties in Interest

Legal, accounting, and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. The Bank provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

WesBanco, Inc. KSOP

 Notes to Financial Statements (continued)

5. Investments

For the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

	2006		2005
	Fair Value	Net Appreciation (Depreciation)	Fair Value	Net Appreciation (Depreciation)
Investments, at fair value as determined by quoted market price
Participant-directed investments:
BlackRock Money Market	$ 2,190,134 *	$ 94,676	$ 2,341,583 *	$ 76,699
WesMark Small Company Fund	1,177,778	116,861	1,343,058	142,162
WesMark Bond Fund	960,480	(37)	898,568	(21,213)
WesMark Growth Fund	4,163,424 *	134,294	4,648,152 *	260,669
WesMark Balanced Fund	768,673	59,408	769,106	16,167
Federated Max-Cap Fund	1,376,627	64,079	1,231,887	20,126
AIM Funds Group Basic Value Class A	2,179,532 *	156,402	2,443,952 *	143,269
Fidelity Advisor Small Cap	510,407	(54,412)	612,063	7,882
American Bond Fund of America	368,892	3,590	208,356	(4,857)
BlackRock GNMA Class A	98,466	(360)	84,581	(1,703)
Federated Total Return Govt. Bd.	603,053	(10,313)	692,751	(11,757)
American Balanced R3	686,862	42,327	898,831	2,769
American Growth Fund of America	1,400,019	82,918	1,317,926	138,463
Federated Capital Appreciation	–	237	302,873	7,469
American Small Cap World R3	470,149	26,848	252,909	11,418
Royce Low Price Stock	691,787	15,468	299,266	7,869
American EuroPacific Growth R3	1,830,723	179,926	1,476,068	139,153
T. Rowe Price Growth Stock Fund	1,551,343	154,428	1,470,578	84,299
Third Avenue Value Fund	370,387	7,704	–	–
T. Rowe Price Target Retirement 2010 Fund	265,635	5,416	–	–
T. Rowe Price Target Retirement 2020 Fund	184,668	8,095	–	–
T. Rowe Price Target Retirement 2030 Fund	114,344	5,614	–	–
T. Rowe Price Target Retirement 2040 Fund	29,418	1,226	–	–
Davis NY Venture Fund	343,374	38,061	–	–
Participant loans	408,263	–	49,004	–
Total participant-directed	22,744,438	1,132,456	21,341,512	1,018,884

Nonparticipant-directed investments:
WesBanco Common Stock	19,135,150 *	1,828,063	20,621,177 *	(676,899)
BlackRock Funds Money Market	17,590	–	12,576	–
WesBanco Stock Liquidity Fund	1,012	–	11,707	–
Total nonparticipant-directed	19,153,752	1,828,063	20,645,460	(676,899)
Total	$ 41,898,190	$ 2,960,519	$ 41,986,972	$ 341,985

*The fair value of these individual investments represents 5% or more of the Plan’s net assets.

WesBanco, Inc. KSOP

 Notes to Financial Statements (continued)

5. Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	WesBanco Stock Liquidity Fund	WesBanco Common Stock Equity Fund	WesBanco Unallocated ESOP Fund	Total
2006
Investments, at fair value:
WesBanco common stock	$ –	$ 19,135,150	$ –	$ 19,135,150
Cash and short-term investments	1,012	17,590		18,602
Total investments	1,012	19,152,740		19,153,752

Accrued dividends	151,560	–		151,560
Total assets	152,572	19,152,740		19,305,312

Net assets available for benefits	$ 152,572	$ 19,152,740	$ –	$ 19,305,312

2005
Investments, at fair value:
WesBanco common stock	$ –	$ 20,151,495	$ 469,682	$ 20,621,177
Cash and short-term investments	11,707	–	12,576	24,283
Total investments	11,707	20,151,495	482,258	20,645,460

Accrued dividends	175,415	–	4,016	179,431
Due to (from)	–	486,274	(486,274)	–
Total assets	187,122	20,637,769	–	20,824,891

Net assets available for benefits	$ 187,122	$ 20,637,769	$ –	$ 20,824,891

WesBanco, Inc. KSOP

 Notes to Financial Statements (continued)

5. Investments (continued)

	WesBanco Stock Liquidity Fund	WesBanco Common Stock Equity Fund	WesBanco Unallocated ESOP Fund	Total
Net assets available for benefits at January 1, 2006	$ 187,122	$ 20,637,769	$ –	$ 20,824,891
Additions:
Interest and dividends	638,664	–	998	639,662
Net appreciation (depreciation)	–	1,848,757	(20,696)	1,828,061
Contributions	274,698	(138)		274,560

Deductions:
Distributions	(4,614)	(3,465,058)		(3,469,672)
Other expense	–	(1,886)		(1,886)
Net transfers	(943,298)	133,296	19,698	(790,304)
Net assets available for benefits at December 31, 2006	$ 152,572	$ 19,152,740	$ –	$ 19,305,312

	WesBanco Stock Liquidity Fund	WesBanco Common Stock Equity Fund	WesBanco Unallocated ESOP Fund	Total
Net assets available for benefits at January 1, 2005	$ 158,545	$ 20,257,115	$ 261,160	$ 20,676,820
Additions:
Interest and dividends	725,961	4,315	16,663	746,939
Net appreciation (depreciation)	–	(600,851)	(76,048)	(676,899)
Contributions	394,232	–	245,405	639,637

Deductions:
Distributions	(518)	(3,934,009)	–	(3,934,527)
Other expense	–	(1,150)	(12,860)	(14,010)
Net transfers	(1,091,098)	4,912,349	(434,320)	3,386,931
Net assets available for benefits at December 31, 2005	$ 187,122	$ 20,637,769	$ –	$ 20,824,891

Supplemental Schedules

WesBanco, Inc. KSOP
EIN #55-0571723 Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2006

Identity of
Issue, Borrower,
Lessor, or				Current
Similar Party		Description of Investment	Cost	Value

		Short-Term Investments
1,012	shs.	WesBanco Stock Liquidity Fund*		$ 1,012
17,590	shs.	BlackRock Funds Money Market		17,590
		Total Short Term Investments		$ 18,602

		Registered Investment Companies
129,569	shs.	WesMark Small Company Fund*		1,177,778
98,617	shs.	WesMark Bond Fund*		960,480
300,175	shs.	WesMark Growth Fund*		4,163,424
77,254	shs.	WesMark Balanced Fund*		768,673
52,906	shs.	Federated Max-Cap Fund		1,376,627
59,550	shs.	AIM Funds Group Basic Value Class A		2,179,532
49,707	shs.	T-Rowe Price Growth Stock		1,551,343
23,054	shs.	Fidelity Advisor Small Cap		510,407
27,695	shs.	American Bond Fund of America		368,892
10,268	shs.	BlackRock GNMA Class A		98,466
56,945	shs.	Federated Total Return Govt. Bd.		603,053
36,227	shs.	American Balanced R3		686,862
43,144	shs.	American Growth Fund of America		1,400,019
12,190	shs.	American Small Cap World R3		470,149
41,104	shs.	Royce Low Price Stock		691,787
39,885	shs.	American EuroPacific Growth R3		1,830,723
1,504,006	shs.	BlackRock Money Market		2,190,134
6,229	shs.	Third Avenue Value Fund		370,387
16,834	shs.	T. Rowe Price Target Retirement 2010 Fund		265,635
10,724	shs.	T. Rowe Price Target Retirement 2020 Fund		184,668
6,191	shs.	T. Rowe Price Target Retirement 2030 Fund		114,344
1,577	shs.	T. Rowe Price Target Retirement 2040 Fund		29,418
8,903	shs.	Davis NY Venture Fund		343,374
		Total Registered Investment Companies		$ 22,336,175

		Equity Securities
570,687	shs.	WesBanco Common Stock*	$ 10,337,997	$ 19,135,150

		Participant Loans
		Loan Account* (interest rates range from
		5.00% to 8.25% and have maturities
		through December 2011)	-	$ 408,263

*Party in interest

WesBanco, Inc. KSOP

EIN #55-0571723 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

Current
Value of
Asset on
Identity of		Purchase	Selling	Cost of	Transaction
Party Involved	Description of Assets	Price	Price	Asset	Date	Net Gain

Category III
WesBanco	WesBanco Inc. Common Equity 173 transactions		$ 3,268,761	$ 2,444,887		$ 823,874

There were no Category I, II or IV transactions for the year ended December 31, 2006.